Via EDGAR

April 23, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins

Re:                             Adobe Systems Incorporated
Form 10-K for Fiscal Year Ended December 2, 2011
Filed January 26, 2012
Form 10-Q for Fiscal Quarter Ended March 2, 2012
Filed March 30, 2012
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 16, 2012 with respect to our Annual Report on Form 10-K for the fiscal year ended December 2, 2011 (the “Annual Report”), filed on January 26, 2012, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 2, 2012, filed on March 30, 2012. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 2, 2011

Part III information incorporated from the Definitive Proxy Statement filed on March 1, 2012

Compensation Discussion and Analysis

Equity Incentives

Target Value and Award Determination, page 56

1.              You note in this section that your executive compensation committee increased the target value of the equity compensation opportunity for Messrs. Garrett, Lynch and Thompson in 2011, but you do not explain the specific reasons that these targets were increased. We note, for example, that Mr. Lynch’s target opportunity increased from $1.7 million in fiscal 2010 to $4 million in fiscal 2011, an increase of 135%. In your response letter, please discuss the specific reasons for the increases in the values of the target opportunities for Messrs. Garrett, Lynch and Thompson.

Our Executive Compensation Committee (the “Committee”) determined that, based on the competitive landscape in which we operate (including increases in peer compensation for comparative positions) and the specific talents and abilities of our named executive officers (our “NEOs”), the increases to the target value of equity awards described in our Definitive Proxy Statement were necessary in order to retain and motivate each respective NEO, including Messrs. Garrett, Lynch and Thompson, who are directly responsible for Adobe’s business strategy transformation and whose skills are in high demand in the market. As discussed on page 48 of our Definitive Proxy Statement, our Executive Compensation Committee specifically identified Mr. Lynch as being imperative to both the definition and execution of our strategy, given his unique, key role as our Chief Technology Officer; therefore, the Committee positioned his equity targets considerably higher than the previous year’s annual equity target to ensure his retention and motivation throughout the implementation of this strategy. In future filings, as appropriate, we will more clearly describe the reasons for material increases in the equity compensation of our Chief Executive Officer as well as each of our other NEOs.

2011 Performance Share Program

Results, page 57

2.              You indicate in this section that your executive compensation committee determined that 130% of each target performance share was earned in 2011. In your response letter, please explain how the compensation committee arrived at that percentage.

Adobe’s 2011 Performance Share Program was performance-based with awards determined based on achievement of key objectives that drive our business strategy and that were established at the beginning of the performance period. While the initial hurdle to determine plan funding was a revenue achievement metric, this was merely the first gate to ensure the company met a minimum level of performance before our NEOs earned any shares under the program. The revenue achievement threshold for the 2011 Performance Share Program was met; therefore, the shares were fully funded and our Executive Compensation Committee assessed the second performance gate to determine whether the shares would actually be earned. In making this determination, the Committee conducted a thorough evaluation with respect to each of the objectives included in the chart on page 57 of our Definitive Proxy Statement and shown below. These five objectives were subject to equal weights. The Committee assessed each of these individual objectives at the various achievement percentages shown in the table below, resulting in an overall achievement of 130%. Based on this calculation, the Committee awarded performance shares under our 2011 program at 130% of target awards, lower than the maximum award of 150% of target allowed and funded under the program.

Category	Objective	Objective Weight %	Achievement %
Growth	Maximize organic revenue in our strategic growth segments	20%	150%
Innovation	Drive innovation in digital experiences for the multiscreen world	20%	150%
Brand	Increase awareness of Adobe’s leadership in digital experiences	20%	130%
Go-to-Market	Improve customer experience and satisfaction	20%	120%
Employees	Implement operating plan priorities focused on employee recruiting, development, and engagement	20%	100%
Overall Achievement:			130%

In future filings, we will include additional disclosures about the process by which the Committee determines overall achievement under our Performance Share Program, similar to the disclosures included above.

Summary Compensation Table, page 63

3.                                      We note material decreases in the non-equity incentive plan compensation received by Messrs. Narayen, Garrett, Lynch and Thompson in fiscal 2011 as compared to fiscal 2010. This appears to have been the result of a change in the cap on the individual results percentage of your bonus formula, which was 200% in fiscal 2010 and 100% in fiscal 2011. In your response letter, please explain the reason for this change, as well as any other factors that may have caused the material decrease in non-equity incentive plan compensation for your named executive officers in fiscal 2011. Also, in your response letter, and in future filings, as appropriate, please provide additional information as to how your executive compensation committee determines the individual result percentage. For example, please provide examples of the individual goals assigned to each named executive officer and explain how the company evaluates performance against those goals. Explain also how the compensation committee determines an individual officer’s contribution toward achievement of corporate results.

We respectfully acknowledge the Staff’s comments and reiterate that non-equity incentive plan compensation earned by our NEOs under our Executive Annual Incentive Plan (the “Executive Bonus Plan”) was determined on the basis of a mathematical formula described on pages 52 and 53 of our 2012 Definitive Proxy Statement. The Corporate Result matrix utilized in this formula, which took into account our adjusted operating profit and adjusted revenue, was included in Exhibit 10.5 to our Current Report on Form 8-K, filed with the Commission on January 28, 2011 and excerpts of the matrix were included in our 2011 and 2012 proxy statements.

Our Executive Compensation Committee modified our Executive Bonus Plan for fiscal 2011, adjusting downward the maximum Individual Result achievement level from 200% to 100%, and adjusting upward the maximum Corporate Result achievement level (for purposes of calculations under the formula) from 100% to 200%; accordingly, the maximum payouts under both plans remained 200% of the target amounts. The rationale behind this change was to place greater emphasis on the performance of the company as a whole and the achievement of key revenue and operating profit targets, while maintaining the flexibility to allow the Committee to adjust individual awards downward if warranted based on an executive’s individual performance.

The formulas used for our 2010 Executive Bonus Plan and our 2011 Executive Bonus Plan follow, for comparative purposes:

2010 Executive Bonus Plan

Target Cash Incentive ($)	X	Corporate Result (%)	X	Individual Result (%)	=	Actual Cash Incentive Payment ($)

Base salary earned during the year multiplied by applicable target cash incentive percentage		Determined based on the Corporate Result Percentage matrix illustrated above (capped at 100%, in this formula)

Based on (i) each NEO’s achievement of individual goals (approved by the Executive Compensation Committee for the Chief Executive Officer and by the Chief Executive Officer for all other NEOs) tied to the internal operating plan and strategic objectives; and (ii) the individual’s contributions toward the achievement of the Corporate Result in excess of 100%; could not exceed 100% unless Corporate Result Percentage exceeded 100%, in which case could not exceed 200%

2011 Executive Bonus Plan

Target Cash Incentive ($)	X	Corporate Result (%)	X	Individual Result (%)	=	Actual Cash Incentive Payment ($)

Base salary earned during the year multiplied by applicable target cash incentive percentage		Determined based on the Corporate Result Percentage matrix illustrated above. The Corporate Result could not exceed 200%

Based on (i) each NEO’s achievement of individual goals (approved by the Executive Compensation Committee for the Chief Executive Officer and by the Chief Executive Officer for all other NEOs) tied to the internal operating plan and strategic objectives, and (ii) the individual’s contributions toward the achievement of the Corporate Result in excess of 100%. The Individual Result could not exceed 100%

Actual payments to our NEOs under the 2011 Executive Bonus Plan decreased as compared to our 2010 Executive Bonus Plan, primarily on account of our achievement in fiscal 2011 compared to fiscal 2010 of our operating plan targets for adjusted revenue and adjusted operating profit (as described on pages 51 to 52 of our 2012 Definitive Proxy Statement, and on pages 54 to 56 of our 2011 Definitive Proxy Statement).

Under the 2010 Executive Bonus Plan, the Corporate Result percentage achieved (as determined under the 2010 matrix) was 200% and therefore the plan was funded at 200%. Because of the cap of 100% on the Corporate Result in determining specific award amounts, our Executive Compensation Committee determined to set the Individual Result at 190% for each of our NEOs. This determination was significantly based on their contribution as a team to our achievement of outstanding financial results under the 2010 plan matrix in addition to the achievement of individual goals as discussed below, down from the 200% of target at which the 2010 Executive Bonus Plan had been funded. Under the 2010 formula shown above, this resulted in bonuses earned for fiscal 2010 that were 190% of target.

In contrast, under the 2011 Executive Bonus Plan’s updated structure, the Corporate Result achieved (as determined under the 2011 matrix) was 107%, and therefore the 2011 plan was funded at 107%. For fiscal 2011, our Executive Compensation Committee determined that the Individual Result for each of our NEOs was 100%, based significantly on each NEO’s role in driving the achievement of a Corporate Result in excess of target in addition to the achievement of individual goals as discussed below. Under the 2011 formula shown above, this resulted in bonuses earned for fiscal 2011 that were 107% of target (and therefore significantly less than the fiscal 2010 bonuses earned at 190% of target).

As noted above, the mathematical formula used to determine amounts earned by our NEOs under the 2010 and 2011 Executive Bonus Plans included an Individual Result percentage for each NEO. In each year, the Committee set and reviewed achievement of individual goals for each NEO to determine the NEO’s Individual Result percentage. For our CEO, these individual goals in fiscal 2011 included factors such as maximizing organic revenue in our strategic growth segments, driving innovation for the multiscreen world, increasing awareness of Adobe’s leadership, improving customer experience and satisfaction, implementing operating plan priorities focused on our employees and increasing shareholder value. The categories under which our CEO’s goals were set are similar to the categories of the performance goals described above for our 2011 Performance Share Program and disclosed on page 57 of our 2012 Definitive Proxy Statement. For our other NEOs, the individual goals in fiscal 2011 were specifically tailored to the functions led by each NEO and aligned to the achievement of our overall operating plan for the period. Our Executive Compensation Committee monitored each NEO’s progress toward these goals on a periodic basis during the year and measured total achievement at year end to qualitatively determine the Individual Result percentage. Based on the Committee’s and the CEO’s (for all of the other NEOs) evaluation of these goals and the contributions of the NEOs as a team to the achievement of a Corporate Result percentage in excess of 100%, all of our NEOs achieved an Individual Result of 100% for fiscal 2011 for the reasons described on page 53 of our 2012 Definitive Proxy Statement. In future filings, as appropriate, we will include additional disclosures regarding these individual goals and the Committee’s measurement of their achievement, similar to the disclosures contained in this paragraph.

Form 10-Q for Fiscal Quarter Ended March 2, 2012

Notes to Condensed Consolidated Financial Statements

Note 12. Commitments and Contingencies

Legal Proceedings, page 22

4.                                      We note your disclosure on page 23 regarding the Tarkus Imaging, Inc. claim, which was filed against the company for patent infringement. You state that as of March 2, 2012, no amounts have been accrued as a loss is not considered probable or estimable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred with respect to this matter, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. In addition, tell us your consideration to also provide these disclosures for the other legal proceedings, claims and investigations referred to in Note 12. Please refer to ASC 450-20-50.

We respectfully acknowledge the Staff’s comments and have reviewed ASC 450-20-50. With respect to the Tarkus Imaging, Inc. claim and other legal proceedings, claims and investigations referred to in Note 12 (collectively, “Claims”), we consider such Claims on a quarterly basis in light of ASC 450-20-50 and based on known facts assess whether potential losses are considered reasonably possible, probable and estimable. Based upon this assessment, we then evaluate disclosure requirements and whether to accrue for such Claims in our financial statements. This determination is then reviewed and discussed with our Audit Committee and our independent registered public accounting firm.

In future periodic filings, if we determine there is a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to any Claims, we will disclose: a) either the reasonably possible loss or range of loss, if material and reliably estimable; b) that such an estimate cannot be made; or, c) in the alternative, if true, that the estimate is immaterial in lieu of providing quantified amounts.

* * *

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ Mark Garrett
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Karen Cottle (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)